SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G107*

(CUSIP Number)

Xiaojia Li

17/F, Zhuhai Tower, 1663 YinWan Road, Xiangzhou District

Zhuhai, Guangdong Province

People’s Republic of China

+(86)-18601776157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

CUSIP number 72352G107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents seven Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72352G107

1.	NAME OF REPORTING PERSON: Otov Alfa Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 320,036,570
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 320,036,570
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 320,036,570[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.4%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[1]

Represents up to 320,036,570 Class A ordinary shares issuable in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer, $0.000125 par value per share, upon full exercise of a warrant held by Otov Alfa Holdings Limited, pursuant to a warrant entered into between the Issuer and Otov Alfa Holdings Limited (hereinafter referred to as the “Warrant”). The Warrant was issued by the Issuer to Otov Alfa Holdings Limited, pursuant to an equity transfer agreement, as amended (the “Equity Transfer Agreement”), entered into by and among Pintec (Yinchuan) Technology Co., Ltd., a wholly owned subsidiary of the Issuer, Ningxia Fengyin Enterprise Management Consulting LLP, an affiliate of Otov Alfa Holdings Limited, and Yinchuan Chuanxi Technology Co., Ltd. As of the date of this Schedule 13D, Otov Alfa Holdings Limited has not exercised any part of the Warrant and does not hold Issuer’s ordinary shares of record.

[2]

Based on a total of 623,108,424 ordinary shares which includes: (i) 320,036,570 Class A ordinary shares issuable in the form of 45,719,510 ADSs upon full exercise of the Warrant, (ii) 252,132,334 Class A ordinary shares, and (iii) 50,939,520 Class B ordinary shares, which are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis of the Issuer, outstanding as of December 31, 2020.

CUSIP No. 72352G107

1.	NAME OF REPORTING PERSON Xiaojia Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 320,036,570
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 320,036,570
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 320,036,570[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.4%[4]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[3]

Represents up to 320,036,570 Class A ordinary shares issuable in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer, upon full exercise of the Warrant by Otov Alfa Holdings Limited. As of the date of this Schedule 13D, Otov Alfa Holdings Limited has not exercised any part of the Warrant.

[4]

Based on a total of 623,108,424 ordinary shares which includes: (i) 320,036,570 Class A ordinary shares issuable in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer, upon full exercise of the Warrant, (ii) 252,132,334 Class A ordinary shares, and (iii) 50,939,520 Class B ordinary shares, which are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis of the Issuer, outstanding as of December 31, 2020.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A ordinary shares, par value $0.000125 per share, of Pintec Technology Holdings Limited, a company incorporated in the Cayman Islands. The principal executive offices of the Company are located at 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by Otov Alfa Holdings Limited and Mr. Xiaojia Li (“Mr. Li”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Otov Alfa Holdings Limited and Mr. Li are collectively referred to herein as the “Reporting Persons.” The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Otov Alfa Holdings Limited is a company incorporated under the laws of the British Virgin Islands. Otov Alfa Holdings Limited is wholly owned and controlled by Mr. Li. The principal business of Otov Alfa Holdings Limited is investment holding. The registered office of Otov Alfa Holdings Limited is at Tricor Services (BVI) Limited 2/F, Palm Grove House, P.O. Box 3340 Road Town, Tortola, the British Virgin Islands.

Mr. Li is a citizen of the People’s Republic of China and he is the sole director and sole shareholder of Otov Alfa Holdings Limited. The business address of Mr. Li is 17/F, Zhuhai Tower, 1663 YinWan Road, Xiangzhou District, Zhuhai, Guangdong Province, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Warrant to purchase up to 320,036,570 Class A ordinary shares in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer, $0.000125 par value per share, by Otov Alfa Holdings Limited, was granted to Otov Alfa Holdings Limited as the consideration for the purchase of 100% of the equity interest in Yinchuan Chuanxi Technology Co., Ltd by Pintec (Yinchuan) Technology Co., Ltd., a wholly owned subsidiary of the Issuer, from Ningxia Fengyin Enterprise Management Advisory Limited Partnership, an affiliate of Otov Alfa Holdings Limited, to satisfy the payment obligation of the consideration in the amount of RMB400,000,000 (equivalent of approximately USD59,435,364) initially agreed by the parties to the Equity Transfer Agreement.

ITEM 4. PURPOSE OF TRANSACTION

On October 27, 2020, the Issuer publicly announced that Pintec (Yinchuan) Technology Co., Ltd. (the “Transferee”), a wholly-owned subsidiary of the Issuer, entered into an Equity Transfer Agreement (the “Equity Transfer Agreement”), pursuant to which Ningxia Fengyin Enterprise Management Consulting LLP (the “Transferor”) agreed to transfer all the outstanding equity interests in Yinchuan Chuanxi Technology Co., Ltd. (“Chuanxi Technology”), to the Transferee, in exchange for a total consideration of RMB400,000,000 (the “Consideration”).

The Transferor, the Transferee and Chuanxi Technology also entered into a supplemental agreement to the Equity Transfer Agreement, pursuant to which the Warrant was granted to Otov Alfa Holdings Limited, an affiliate of the Transferor, to purchase up to 320,036,570 Class A ordinary shares in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer, par value $0.000125 per share, to satisfy the payment obligation of the Consideration.

The terms of the Warrant and the Equity Transfer Agreement, as amended, provide that, among other things:

•

The number of the shares issuable upon exercise of the Warrant is calculated by the U.S. dollar equivalent of the Consideration divided by US$1.30 per ADS, representing approximately a 25.0% premium to the 45-day volume weighted average price of the ADSs as of the date of the Equity Purchase Agreement.

•	The Warrant is exercisable immediately at the par value per Warrant Share and will expire on the third anniversary of the issuance date.

•	If the Warrant is fully exercised before its expiration date, the Transferee will be released from the obligation to pay the Consideration.

•

If the Warrant is not fully exercised before its expiration date, the Transferee will be required to pay the portion of the Consideration not reflected by the shares issuable upon exercise of the Warrant (to the extent exercised) within 20 days after the expiration date of the Warrant. The Transferee is also obligated to pay an annual interest of 8.75% for any unpaid portion of the Consideration on a quarterly basis.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Warrant, a copy of which is attached hereto as Exhibits 99.2, and which is incorporated herein by reference in its entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Otov Alfa Holdings Limited has not exercised any part of the Warrant and does not hold Issuer’s ordinary shares of record. Pursuant to the terms of the Warrant, Otov Alfa Holdings Limited has the right to purchase up to 320,036,570 Class A ordinary shares in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer.

(b) As of the date of this Schedule 13D, Mr. Li, through Otov Alfa Holdings Limited, indirectly holds the right to purchase up to 320,036,570 Class A ordinary shares in the form of 45,719,510 ADSs, each representing 7 Class A ordinary shares of the Issuer.

(c) Except as set forth in Item 3 and 4 above, none of the Reporting Persons, and to their knowledge, none of the Reporting Persons has effected any transactions in the Class A ordinary shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions of the principal terms of the agreements under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated as of April 7, 2021.

Exhibit 99.2	Warrant to Purchase Class A Ordinary Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021

Otov Alfa Holdings Limited

By:	/s/ Xiaojia Li
Name:	Xiaojia Li
Title:	Director

Xiaojia Li

By:	/s/ Xiaojia Li
Name:	Xiaojia Li